SGS INTERNATIONAL, INC.

626 West Main Street, Suite 500, Louisville, Kentucky 40202

August 9, 2007

VIA EDGAR AND FAX (202-772-9256)

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention: Theresa A. Messinese, Staff Accountant

Re: Item 4.01 Form 8-K/A

Filed July 25, 2007

File No. 333-133825

Ladies and Gentlemen:

This letter is in response to the letter dated August 3, 2007, signed by Theresa A. Messinese, from the Commission to the undersigned.

Item 4.01 of Form 8-K

In its August 3 letter, the Commission asked the following question: "Please tell us why you believe the material weaknesses described in the Form 8-K recently filed and in Item 9A of your Form 10-K filed on April 13th do not constitute reportable events pursuant to Item 404(a)(1)(v) [sic] of Regulation S-K." (Although the Commission's letter referred to Item 404(a)(1)(v) of Regulation S-K, we assume that the Commission intended to refer to Item 304(a)(1)(v) of Regulation S-K).

SGS International, Inc. (the "Registrant") reported in its Form 8-K filed on July 20, 2007, as amended by its Form 8-K/A filed on July 25, 2007 (as amended, the "8-K/A") that it had dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm. The Registrant also referred in the 8-K/A to seven material weaknesses PwC identified in the Registrant's internal control over financial reporting which the Registrant disclosed in Item 9A of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.

The Registrant stated in the 8-K/A that it concluded that various errors attributable in part to the seven material weaknesses would require a restatement of certain of its financial statements. The Registrant disclosed in the 8-K/A its disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K, with PwC on the appropriate assessment of materiality for financial reporting purposes for a leveraged company with no publicly traded equity securities and its disagreement with the requirement for the restatement of certain of its financial statements, although the Registrant ultimately did follow PwC's view leading to the restatement of those financial statements.

Item 304(a)(1)(v) of Regulation S-K defines as "reportable events" the events listed in paragraphs (A) through (D) of that Item. None of the events listed in paragraphs (A) through (D) of Item 304(a)(1)(v) occurred:

  (A) PwC did not advise the Registrant that the internal controls necessary for the Registrant to develop reliable financial statements do not exist.
  (B) PwC did not advise the Registrant that it was no longer able to rely on management's representations or that it was unwilling to be associated with the financial statements prepared by management.
  (C) PwC was not prevented by its dismissal or for any other reason from expanding the scope of its audit or conducting any investigation of the type contemplated by paragraph (C).
  (D) PwC did not raise any issue of the type contemplated by paragraph (D) that had not been resolved to PwC's satisfaction before its dismissal.

The Registrant acknowledges that PwC identified to the Registrant the seven material weaknesses in its internal control over financial reporting. However, PwC's identification of these control deficiencies that caused various errors leading to the restatement of certain of the Registrant's financial statements falls short of advice from PwC to the Registrant "that the internal controls necessary for the Registrant to develop reliable financial statements do not exist", which is required to raise this to the level of a "reportable event" under paragraph (A) of Item 304(a)(1)(v). In this regard, please note that, as stated in the 8-K/A, PwC's reports on the Registrant's consolidated financial statements for the fiscal year ended December 31, 2006 and for the period ended December 30, 2005 and the one-day ended December 31, 2005 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

Assuming for the sake of argument that PwC's identification of the seven material weaknesses does constitute a "reportable event" under paragraph (A) of Item 304(a)(1)(v), we would point out that Item 304(a)(1)(v) states that "if the event led to a disagreement or difference of opinion, then the event should be reported as a disagreement under paragraph (a)(1)(iv) and need not be repeated under this paragraph."  The seven material weaknesses identified by PwC led to the errors that led to the Registrant's disagreement with PwC over materiality and the need to restate the Registrant's financial statements, all of which the Registrant reports in the 8-K/A as a disagreement under paragraph (a)(1)(iv) of Item 304. Accordingly, there is no requirement also to report the seven material weaknesses in the 8-K/A as a "reportable event".

Other

The Registrant acknowledges that:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the 8-K/A;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Closing

Please contact the undersigned by telephone at (804) 672-4750, fax at (866) 220-1085 or email at benjamin.harmon@sgsintl.com if you have further questions regarding the above matters.

Sincerely,

SGS INTERNATIONAL, INC.

By: /s/ Benjamin F. Harmon, IV

Benjamin F. Harmon, IV

Vice President, General Counsel

And Secretary